SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001- 13595

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

METTLER-TOLEDO, INC.

DEFINED CONTRIBUTION RETIREMENT SAVINGS PLAN

1900 POLARIS PARKWAY

COLUMBUS, OH 43240-4035

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

METTLER-TOLEDO INTERNATIONAL INC.

IM LANGACHER

P.O. BOX MT-100

CH8606 GREIFENSEE, SWITZERLAND

METTLER-TOLEDO, INC.

DEFINED CONTRIBUTION RETIREMENT SAVINGS PLAN

Financial Statements

and

Supplemental Schedule

December 31, 2005 and 2004

with

Report of Independent Registered Public Accounting Firm

METTLER-TOLEDO, INC.

DEFINED CONTRIBUTION RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the accompanying financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, on a basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year (modified cash basis) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio

May 24, 2006

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan

Statements of Net Assets Available for Benefits (Modified Cash Basis)

As of December 31, 2005 and 2004

	2005	2004
Assets
Investments (Note 2)	$11,322,121	$11,670,528

Loans to participants	160,323	176,655

Net assets available for benefits	$11,482,444	$11,847,183

See accompanying notes to financial statements.

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)

For the Years Ended December 31, 2005 and 2004

	2005	2004
Investment activity
Dividends and interest	$401,147	$272,180
Net appreciation in fair value of investments	480,432	857,719

	881,579	1,129,899

Contributions
Employer	387,807	291,363
Participants’ deferrals	1,549,173	1,336,366
Participants’ rollovers	190,375	320,842

	2,127,355	1,948,571

Asset transfer in	—	3,100,006

	3,008,934	6,178,476

Deductions
Benefits paid to participants or beneficiaries	1,116,721	537,729
Administrative expense	14,853	31,035
Asset transfer out	2,242,099	185

	3,373,673	568,949

Net increase (decrease) in net assets	(364,739)	5,609,527

Net assets available for benefits, beginning of year	11,847,183	6,237,656

Net assets available for benefits, end of year	$11,482,444	$11,847,183

See accompanying notes to financial statements.

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

Effective January 1, 2003, Mettler-Toledo, Inc. (the Company) adopted the Plan as a continuation of the Mettler-Toledo, Inc. Enhanced Retirement Savings Plan.

The Plan is a qualified defined contribution plan covering eligible employees of adopting units (wholly-owned subsidiaries) of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Employees become eligible to participate in the Plan on the first day of the calendar month following the date the employee meets the eligibility requirements, as defined.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined by the Plan. The Company contributes matching contributions ranging from 0% to 50% of each participant’s contribution that does not exceed 6% of compensation, based upon the applicable unit. Certain units may also contribute a discretionary contribution annually.

Participants who reach age 50 may elect to make catch-up contributions.

Forfeitures may be used by the Company to reduce future contributions and/or to pay reasonable Plan expenses.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. An annual loan maintenance fee is deducted from the respective accounts of those participants with outstanding loans. The investment fund’s net investment earnings and changes in fair value are allocated to each participant’s account on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings. Vesting in the Company’s matching portion of their accounts plus actual earnings is based on years of continuous service. A participant is 100% vested after 3 years of credited service, as defined. Vesting in the discretionary portion of their accounts plus actual earnings is based on years of continuous service. A participant is 100% vested after five years of credited service, as defined. Certain units continue to vest under the original vesting provisions. Participants are 100% vested upon retirement, Plan termination, disability or death.

Investment Options

Upon enrollment in the Plan, a participant can direct employee and employer contributions in 5% increments among the various investment options offered through Vanguard Fiduciary Trust Company (VFTC), the plan trustee. A participant may transfer amounts between investment options as of any business day.

Payment of Benefits

A participant’s vested account will be distributed upon retirement, termination, disability or death. Distributions are made in lump-sum or equal annual installments not to exceed the employee’s life expectancy. Upon death, the remaining balance shall be distributed in a lump sum within five years. Forfeitures, if any, are used to reduce employer contributions or pay Plan expenses. Participants may make a withdrawal due to hardship. Such withdrawals are subject to approval by the Pension Committee and must meet the criteria for hardship under Section 401(k) of the Internal Revenue Code (IRC).

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan.

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. The difference between the modified cash basis and accounting principles generally accepted in the United States of America is that contributions and interest and dividend income are recognized when received.

Investment Valuation and Income Recognition

Under the terms of a trust agreement between the Company and VFTC, the trustee invests trust assets at the direction of the plan participants. The trustee has reported to the Company the trust fund investments and the trust transactions at both cost and fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust, a common collective trust, are valued at net asset value at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Loans to participants are stated at unpaid principal, which approximates fair value. Realized and unrealized gains and losses are reflected as net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for benefits.

Interest charged to participants for participant loans is reviewed annually by the Plan administrator and is to be comparable to commercial lending rates on bank loans secured by certificates of deposit in the area at the time the loan is made. Loans may not exceed the lesser of 50% of a participant’s vested account balance or $50,000. The repayment period may not exceed five years. Each loan is secured by the remaining balance in the participant’s account.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recognized when received. Capital gain distributions are included in dividend income.

Contributions

Participant and employer contributions are recognized when received by the trustee.

Payment of Benefits

Benefits are recognized when paid.

Forfeitures

The portion of a participant’s account which is forfeited due to termination of employment for reasons other than retirement, disability or death is used to reduce the Company’s future contributions or pay Plan expenses. Forfeited nonvested accounts totaled $9,534 and $5,588 at December 31, 2005 and 2004, respectively.

Administrative Expenses

Fees for portfolio management of VFTC funds are paid directly from fund earnings. Recordkeeping fees are paid by the Company. Audit fees are either paid by the Company or from the forfeiture account. Should the Company elect not to pay all or part of such expenses, the trustee then pays these expenses from the Plan assets.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America, requires the plan administrator to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of changes in net assets available for benefits during the reporting period. Actual results could differ significantly from those estimates.

Risk and Uncertainties

The Plan provides various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

3. Investments

The following investments represent 5% or more of net assets available for benefits at December 31, 2005 and 2004:

	2005	2004
Investments at fair value
Vanguard 500 Index Fund	$1,296,266	$1,444,634
Vanguard Health Care Fund	819,950	602,977
Vanguard International Growth Fund	639,709	N/A
Vanguard Small-Cap Index Fund	602,610	N/A
Vanguard Capital Opportunity	N/A	629,619

Investment at contract value
Vanguard Retirement Savings Trust	759,137	1,550,303

4. Transactions with Parties-in-Interest

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Participants may select Company stock as an investment option. The amount held at December 31, 2005 and 2004 totaled $105,548 and $79,032, respectively. The Company’s stock appreciated $10,391 and $11,546 in 2005 and 2004, respectively.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will immediately become 100% vested in their accounts.

6. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 5, 2005, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

7. Asset Transfer In

Effective January 1, 2004, employees of SofTechnics, Inc., a wholly-owned subsidiary of the Company, began participating in the Plan. As of December 31, 2003, Berger Instruments, Inc., Mettler-Toledo, Bohdan, Inc. and Laser Sensor Technology, Inc. were merged into Mettler-Toledo AutoChem, Inc., a wholly-owned subsidiary of the Company. Employees of Mettler-Toledo Bohdan, Inc. and Laser Sensor Technology, Inc. began participating in the Plan on June 1, 2004 and August 1, 2004, respectively. Assets from the prior plans of these companies were transferred into the Plan as follows:

	Date of Transfer	Asset Transfer in
SofTechnics, Inc.	1/1/04	$1,749,169
Mettler-Toledo, Bohdan, Inc.	6/1/04	587,525
Laser Sensor Technology, Inc.	8/1/04	763,312

		$3,100,006

8. Asset Transfer Out

During 2004, residual earnings from 2003 transfers totaling $185 were transferred from the Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan to the Mettler-Toledo, Inc. Enhanced Retirement Savings Plan.

Effective July 1, 2005, all employees of Exact Equipment Corporation, wholly-owned subsidiary of the Company, became employees of Mettler-Toledo, Inc. and began participating in the Mettler-Toledo, Inc. Enhanced Retirement Savings Plan. Assets were transferred from the Plan into the Mettler-Toledo, Inc. Enhanced Retirement Savings Plan on August 1, 2005 in the amount of $2,242,099.

9. Subsequent Event

Effective January 1, 2006, one adopting unit increased the employer matching contribution from 0% to 1%.

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan

EIN : 34-1538688; PIN: 061

Schedule of Assets ( Held at End of Year) (Modified Cash Basis)

Form 5500, Schedule H, Line 4(i)

December 31, 2005

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Fair/contract value
*	Vanguard	500 Index Fund	**	$1,296,266
*	Vanguard	Asset Allocation Fund	**	74,130
*	Vanguard	Balance Index Fund	**	9,054
*	Vanguard	Capital Opportunity	**	525,964
*	Vanguard	Emerging Markets Stock Index Fund	**	25,466
*	Vanguard	Energy Fund	**	28,906
*	Vanguard	Equity Income Fund	**	319,377
*	Vanguard	European Stock Index Fund	**	27,530
*	Vanguard	Explorer Fund	**	348,801
*	Vanguard	GNMA Investor Shares	**	231,615
*	Vanguard	Growth & Income Fund	**	538,543
*	Vanguard	Growth Index Fund	**	174,583
*	Vanguard	Health Care Fund	**	819,950
*	Vanguard	High-Yield Corporate Fund	**	62,750
*	Vanguard	Intermediate Term Corporate Fund	**	75,628
*	Vanguard	International Growth Fund	**	639,709
*	Vanguard	International Value Fund	**	88,811
*	Vanguard	LifeStrategy Conservative Growth Fund	**	81,035
*	Vanguard	LifeStrategy Growth Fund	**	537,483
*	Vanguard	LifeStrategy Income Fund	**	91,050
*	Vanguard	LifeStrategy Moderate Growth Fund	**	241,108
*	Vanguard	Long Term Corporate Fund	**	180,320
*	Vanguard	Mid-Cap Index Fund	**	314,536
*	Vanguard	Morgan Growth Fund	**	219,373
*	Vanguard	Pacific Stock Index Fund	**	24,264
*	Vanguard	Prime Money Market Fund	**	35,540
*	Vanguard	PRIMECAP Fund	**	491,176
*	Vanguard	REIT Index Fund	**	301,160
*	Vanguard	Retirement Savings Trust	**	759,137
*	Vanguard	Select Value Fund	**	116,678
*	Vanguard	Short Term Federal Fund	**	580
*	Vanguard	Small-Cap Index Fund	**	602,610
*	Vanguard	Strategic Equity Fund	**	276,822
*	Vanguard	Total Bond Market Index Fund	**	248,799
*	Vanguard	Total International Stock Index Fund	**	130,445
*	Vanguard	Total Stock Market Index Fund	**	65,040
*	Vanguard	U.S. Growth Fund	**	443,249
*	Vanguard	Value Index Fund	**	57,437
*	Vanguard	Wellesley Income Fund	**	208,098
*	Vanguard	Wellington Fund	**	186,771
*	Vanguard	Windsor II Fund	**	316,779
	Mettler-Toledo, Inc.	Mettler - Toledo Stock - 1,912 shares	**	105,548
	Participant Loans	Various ranging from 4.1 % to 6.25%	-0-	160,323

		Total		$11,482,444

*	Denotes party-in-interest
**	Cost omitted for participant directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 29, 2006	METTLER – TOLEDO, Inc.
DEFINED CONTRIBUTION RETIREMENT SAVINGS PLAN

/s/ Shawn P. Vadala
Shawn P. Vadala
Plan Administrator

METTLER-TOLEDO, INC. DEFINED CONTRIBUTION RETIREMENT SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K FOR FISCAL YEAR ENDED DECEMBER 31, 2005

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.
1a	Consent of Independent Registered Public Accounting Firm	Page 13